

August 11, 2014

Via E-mail
Mitchell Geisler
Chief Executive Officer
Medical Imaging Corp.
848 N. Rainbow Blvd. #2494
Las Vegas, Nevada 89107

> **Re:** **Medical Imaging Corp.**
> **Item 4.01 Form 8-K**
> **Filed August 7, 2014**
> **File No. 333-136436**

Dear Mr. Geisler:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed August 7, 2014

1.    Your disclosure in the second paragraph pertains to circumstances during your two most recent fiscal years and subsequent interim period ended June 30, 2014.  Please expand your disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to the resignation of your former auditor, there were any disagreements with your former auditor on any matter of accounting principles or practices as described in the Item 304(a)(1)(iv) of Regulation S-K.

2.    In the third paragraph, you disclose the existence of two material weaknesses in internal control over financial reporting as reportable events pursuant to Item 304(a)(1)(v)(A) and make reference to the disclosure in Part I Item 4 of your Form 10-Q for the quarterly period ended March 31, 2014.  Please refer us to the specific section in your Form 10-Q where you provided such information.  We also note you concluded your internal control over financial reporting was effective as of December 31, 2013 and 2012 according to the

Mitchell Geisler
Chief Executive Officer
August 11, 2014
Page 2

disclosure under Item 9A of your Forms 10-K for the fiscal years ended December 31, 2013 and 2012. Please revise your filing to state whether your former auditor advised you there were material weaknesses in your internal control over financial reporting during the two most recent fiscal years and subsequent interim period and how the management considered these material weaknesses in concluding the effectiveness of your internal control over financial reporting.

3. We remind you to file an updated letter from your former auditor stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant